Teradata Corporation

10000 Innovation Drive

Dayton, OH 45342

April 27, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 8-K Filed April 6, 2011

File No. 001-33458

Dear Mr. Gilmore,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated April 18, 2011 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2010, filed on March 1, 2011 (the “2010 Form 10-K”); and its Form 8-K filed on April 6, 2011 (File No. 001-33458). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.

Form 10-K for Fiscal year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results From Operations for the Years Ended December 31, 2010, 2009 and 2008

Income Taxes, page 28

1.	Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

Teradata currently operates in 42 jurisdictions outside of the United States and predominately utilizes a direct sales/services approach in each jurisdiction. All of the countries in which Teradata operates apply a broad range of statutory tax rates which are less than the U.S. statutory rate (with the exception of Japan). After consideration of the Staff’s comment related to further explaining the relationship between the foreign and domestic effective tax rates in greater detail, Teradata agrees that additional disclosure will provide investors important information for understanding our results of operations as required by Section III.B of SEC Release No. 33-850. As a result, going forward, the Company intends to include its overall expected foreign effective tax rate as compared to the U.S. statutory tax rate as part of the Income Taxes disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its periodic reports, beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2011.

The Company has also carefully considered the Staff’s comment regarding whether a potential change in any particular countries’ operations may impact our results of operations and therefore should be disclosed. For the reasons described below, Teradata believes its current MD&A disclosure is adequate in this regard. The Company’s effective tax rate is driven by the overall foreign proportion of revenues to worldwide revenues and is not materially impacted by any particular foreign jurisdiction’s revenues. Teradata’s foreign operations consist of local sales/service employees who sell our products and services to customers located within their country of domicile. In addition, Teradata operates several foreign subsidiaries which manage our intellectual property, infrastructure and financing needs for our overseas operations, each of which earns royalties and/or interest income under the Company’s current structure. As a result of this structure, a majority of our foreign earnings reside with the legal entities that own the non-U.S. rights to our intellectual property. Moreover, because a majority of those earnings are from royalties, which are payable based upon the revenue generated by our foreign sales subsidiaries, there is no specific risk of a change in operations in a particular foreign country which would materially impact our operations. Rather, our global effective tax rate is ultimately driven by how much revenue our foreign sales subsidiaries are able to generate versus the revenues we derive within the United States, and is not materially impacted by the revenue earned in any given foreign jurisdiction.

As stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected [and] describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” In Teradata’s ordinary course of business, there are given fluctuations in the revenue mix between the United States and various foreign jurisdictions taken as a whole, which ultimately result in fluctuations in pre-tax earnings. The fluctuations which occurred in the years presented did not result from any unusual or infrequent events or transactions in any given jurisdiction which would necessitate additional disclosures that were not already provided. In addition, Teradata does not currently have any tax holiday agreements in place which materially impact its effective tax rate. Based on the requirements of Item 303(a)(3)(i) and the structure of our foreign operations, Teradata believes that its current disclosure regarding the pre-tax earnings mix in the United States versus its foreign jurisdictions as a whole is adequate. In future periodic reports, the Company will continue to consider disclosing whether earnings fluctuations in foreign jurisdictions resulted from unusual or infrequent events or transactions which would warrant further disclosure.

On a prospective basis, the following statement will be added to the Company’s existing disclosures related to Income Taxes within the MD&A section of its periodic reports (words in brackets will be utilized in quarterly reports based on forecasted future earnings):

“The Company’s overall effective tax rate related to its [forecasted] foreign earnings is approximately X%, as compared to the statutory tax rate of 35% in the United States resulting in an overall [forecasted] consolidated effective rate of approximately Y% for the year ended December 31, XXXX.”

We believe this will provide the reader greater insight of the relationship between the effective tax rate in the United States and in foreign jurisdictions.

Item 8. Financial Statements and Supplementary Data

Note 8 – Commitments and Contingencies

2.	We note your disclosure regarding the amounts accrued for the outstanding litigation matters. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response:

The Company’s management does not believe there is a reasonable possibility of an exposure to a material loss in excess of the amount already accrued and reflected in the Company’s financial statements in respect of the litigation matters described in Note 8 of the Notes to Consolidated Financial Statements of the 2010 Form 10-K. The amount accrued for these matters and disclosed in the financial statements represents the Company’s best estimate at the time of issuance of its financial statements of the probable liability in respect of these contingencies, rather than an estimate that reflects the lower end of a range of possible outcomes.

As described in Note 8, the Company has initiated discussions with the Justice Department to resolve these matters. Accordingly, in the event such discussions are still ongoing as of the date of filing of the quarterly report on Form 10-Q for the quarter ended March 31, 2011, Teradata will modify its disclosure to clarify that that the Company believes that there is not a reasonable possibility that the loss in respect of these contingent matters will materially exceed the liability reflected in the Company’s financial statements, although there can be no assurance that this will in fact be the case.

Form 8-K Filed April 6, 2011

3.	You filed a $300 million term loan agreement as an exhibit to this Form 8-K but we are unable to locate exhibits A-F listed in the table of contents to this exhibit. Please advise.

Response:

Pursuant to 17 C.F.R. § 229.601 (Item 601), the Company plans to file Exhibits A through F of the Term Loan Agreement, dated April 5, 2011, by and among Teradata Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the other lenders party thereto, as exhibits to its quarterly report on Form 10-Q for the period ended March 31, 2011.

*  *  *  *  *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann
Stephen M. Scheppmann Executive Vice President and Chief Financial Officer Teradata Corporation

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

Michael F. Koehler, Director, President and Chief Executive Officer

James M. Ringler, Chairman of the Board of Directors